Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: August 2, 2018

The following is an excerpt from a video message sent by David M. Cordani, Cigna Corporation's President and Chief Executive Officer, to Cigna employees.

As we look forward, we will continue to improve the overall affordability and personalization of the solutions we deliver to the market, and our strategy will be further accelerated by our combination with Express Scripts. Together with Express Scripts, we'll be even better positioned to improve the health status of our customers and the value of care they receive.

Our acquisition remains on track to close by the end of this year. And both Cigna and Express Scripts have each scheduled a special meeting of our respective shareholders on August 24th for our required shareholder votes. We also remain actively engaged with the Department of Justice, as well as regulators and insurance commissioners at a state level, and we're making good progress on both. And at the same time, the Cigna/Express Scripts integration planning teams are working very well together.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;

•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a registration statement on Form S-4.  The registration statement on Form S-4 includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.